SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ANNUAL GENERAL MEETING OF RYANAIR HOLDINGS PLC HELD ON 25th SEPTEMBER 2014

RESULTS

Each of the Resolutions put to the Annual General Meeting on 25th September 2014 was decided on a show of hands. All Resolutions were carried. Results of proxy votes are set out in the following table. Details of the Resolutions are contained in the Notice of Meeting, which is available on this website.

	Votes For		Votes Against		Total Votes*	Votes Withheld *	Total (Inc. Withheld)
	Number	Percentage%	Number	Percentage%		Number	Number
Resolution 1	976,105,992	99.60%	3,940,021	0.40%	980,046,013	458,157	980,504,170
Resolution 2	676,871,987	78.60%	184,236,681	21.40%	861,108,668	119,395,502	980,504,170
Resolution 3	980,316,636	99.98%	187,571	0.02%	980,504,207	0	980,504,207
Resolution 4A	944,957,468	96.42%	35,084,047	3.58%	980,041,515	462,655	980,504,170
Resolution 4B	967,495,429	99.11%	8,719,620	0.89%	976,215,049	4,289,121	980,504,170
Resolution 4C	976,882,412	99.97%	296,711	0.03%	977,179,123	3,325,047	980,504,170
Resolution 4D	980,220,467	99.97%	279,165	0.03%	980,499,632	4,538	980,504,170
Resolution 4E	930,772,827	94.93%	49,726,805	5.07%	980,499,632	4,538	980,504,170
Resolution 4F	980,163,897	99.97%	335,755	0.03%	980,499,652	4,518	980,504,170
Resolution 4G	964,819,981	98.45%	15,221,514	1.55%	980,041,495	462,675	980,504,170
Resolution 4H	980,280,866	99.98%	218,766	0.02%	980,499,632	4,538	980,504,170
Resolution 4I	831,618,791	87.83%	115,235,688	12.17%	946,854,479	33,649,691	980,504,170
Resolution 4J	980,232,616	99.97%	267,036	0.03%	980,499,652	4,518	980,504,170
Resolution 4K	963,666,066	98.28%	16,833,586	1.72%	980,499,652	4,518	980,504,170
Resolution 5	960,978,258	99.80%	1,926,499	0.20%	962,904,757	17,599,450	980,504,207
Resolution 6	968,617,957	99.05%	9,333,055	0.95%	977,951,012	2,553,195	980,504,207
Resolution 7	978,604,195	99.81%	1,899,450	0.19%	980,503,645	525	980,504,170
Resolution 8	978,660,563	99.81%	1,843,644	0.19%	980,504,207	0	980,504,207

* As "Votes Withheld" are not votes in law, they are not taken into account in the calculation of the proportion of the votes For and Against or in the Total Votes shown.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 September, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary